Exhibit 12.1

EXCO Resources, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands except ratios)

	Year ended December 31,
	2009	2010	2011	2012	2013
EARNINGS
Income (loss) from continuing operations before provision (benefit) for income taxes	$(506,305)	$673,534	$22,596	$(1,393,285)	$22,204
Equity method (income) loss	69	(16,022)	(32,706)	(28,620)	53,280
Fixed charges	155,234	67,665	92,954	98,647	122,002
Distributed income of equity investees	—	—	23,436	—	—
Capitalized interest	(5,840)	(20,829)	(30,083)	(23,809)	(18,729)
Total earnings (loss)	$(356,842)	$704,348	$76,197	$(1,347,067)	$178,757

FIXED CHARGES
Interest expense (1)	147,161	45,533	61,023	73,492	102,589
Capitalized interest	5,840	20,829	30,083	23,809	18,729
Interest portion of rental expense	2,233	1,303	1,848	1,346	684
Total Fixed Charges	$155,234	$67,665	$92,954	$98,647	$122,002
Ratio of Earnings to Fixed Charges	—	10.41	0.82	—	1.47

(1)	Includes amortization of deferred financing costs and discounts on debt issuance.